UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi”) and its operational subsidiary Telemar Norte Leste S.A. (“Telemar”) inform their shareholders and the market in general that, pursuant to ANATEL’s approval, they have readjusted the rate baskets for their local and long-distance fixed-line services by 0.651%.

Pursuant to their concession agreements, the readjustment amount is calculated using the variation of the Telecommunications Services Index (Índice de Serviços de Telecomunicações – IST) (the “industry index”) of 5.42% from October 2012 to November 2013, as reduced by the average Factor X (a productivity factor), calculated by ANATEL, of 4.524%.

Beginning on April 17, 2014, the net local interconnection rates (TU-RL) were adjusted by 10.69%, to the net amounts of R$0.03554 for Telemar and R$0.03904 for Oi.

The approved rates became effective on April 18, 2014, as follows:

Local Services – Gross Rates (R$ – base RJ)	Current Rate	Adjusted Rate
Habilitation	43.46	46.28
Residential Subscription	43.53	43.41
Non-residential and “Trunk” Subscription	77.46	77.25
AICE Subscription	14.35	14.31
Local Minute (Basic Minutes Plan)	0.11919	0.13193
VCA (Basic Minutes Plan)	0.23839	0.26387
Local Minute (PASOO)	0.04626	0.05121
VCA (PASOO)	0.18506	0.20484
Completion Rate PASOO	0.18506	0.20484

Long Distance*

Distance (Km) – R$	Current Rate	Adjusted Rate
0 - 50	0.16916	0.16746
50 - 100	0.43979	0.43538
100 - 300	0.62252	0.61628
+ 300	0.73682	0.74945

*	Rates per minute for national long-distance calls between 9:00 a.m. and 12:00 p.m. and between 2 p.m. and 6 p.m. on weekdays (gross rates – base RJ – differentiated hours).

The credit amount for the use of public telephone booths was adjusted by 0.40%, to R$0.126, net of taxes and social contributions.

The fixed line-to-mobile rates (VC1, VC2, VC3) and VU-M rates were not adjusted.

Rio de Janeiro, April 22, 2014.

Bayard De Paoli Gontijo

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2014

OI S.A.

By:	/s/ Bayard De Paoli Gontijo
	Name:	Bayard De Paoli Gontijo
	Title:	Chief Financial Officer